UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549


                                    FORM 12b-25              SEC File Number
                                                                  1-13726

                           NOTIFICATION OF LATE FILING

(Check one):  Form 10-K   Form 20-F  X-Form 11-K   Form 10-Q   Form N-SAR

For Period Ended:  December 31, 1996

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN
            (Exact name of registrant as specified in its charter)

                         6100 North Western Avenue
                       Oklahoma City, Oklahoma   73118
                   (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

[x]  (c) The accountant's statement or other exhibit required by Rule 12b-
         25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 11-K could not be filed within the prescribed time period.

Additional information must be obtained in order for the accountants to complete their report and file a complete and accurate Form 11-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Janice Dobbs                     (405)       848-8000, ext 212
    (Name)                         (Area code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    Yes     X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXHIBITS

99         Independent Auditors' Letter accompanying Form 12b-25

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 30, 1997               BY  JANICE DOBBS,
                                       Janice Dobbs, Trustee

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                            EXHIBIT INDEX
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Exhibit No.    Description                     Method of Filing
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99             Independent Auditors' Letter    Filed herewith electronically

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